May 26, 2021

Voya Global Advantage and Premium Opportunity Fund, Voya Global Equity Dividend and Premium

Opportunity Fund and Voya Infrastructure, Industrials and Materials Fund

Each Announce the Final Results of Tender Offer

SCOTTSDALE, Ariz., May 26, 2021— Each of Voya Global Advantage and Premium Opportunity Fund (NYSE: IGA) (“IGA”), Voya Global Equity Dividend and Premium Opportunity Fund (NYSE: IGD) (“IGD”), and Voya Infrastructure, Industrials and Materials Fund (NYSE: IDE) (“IDE”) (each a “Fund” and, collectively, the “Funds”), today announced the final results of each Fund’s tender offer. The tender offers by IGD and IDE were each for up to 15% of the outstanding common shares (the “Shares”), and the tender offer by IGA was for up to 10% of the Fund’s Shares.

The tender offers expired at 5:00 p.m. Eastern Time on May 24, 2021.

Therefore, in accordance with the terms and conditions of each tender offer, the Funds will purchase Shares from all tendering shareholders on a pro rata basis, after disregarding fractions, based on the number of Shares properly tendered (“Pro-Ration Factor”). The final results of the tender offers are provided in the table below.

Fund	Number of Shares Tendered	Number of Tendered Shares to be Purchased	Pro-Ration Factor	Purchase Price Per Share*
IGA	4,944,596	1,819,925	0.3680918	$10.33
IGD	29,960,618	14,246,530	0.4755531	$6.29
IDE	2,018,902	2,018,902	-	$12.92

* Equal to 98% of the respective Fund’s net asset value per Share as determined as of the close of the regular trading session of the New York Stock Exchange on May 25, 2021 (the business day after the tender offers expired).

Questions regarding each of the tender offers may be directed to Georgeson LLC, the Information Agent for the tender offers, toll free at the numbers listed in the table below.

Fund	Toll Free Phone Number
IGA	866-628-6123
IGD	866-828-4305
IDE	866-297-1264

May 26, 2021

Important Notice

This press release is for informational purposes only and shall not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell any Shares of the Funds. The offer to purchase Shares was made only pursuant to tender offer statements on Schedule TO and related exhibits. Common shareholders may obtain a free copy of the offer to purchase and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund.

About Voya® Investment Management

A leading, active asset management firm, Voya Investment Management manages, as of March 31, 2021, more than $248 billion for affiliated and external institutions, financial intermediaries and individual investors. With over 40 years of history in asset management, Voya Investment Management has the experience and resources to provide clients with investment solutions with an emphasis on equities, fixed income, and multi-asset strategies and solutions. Voya Investment Management was named in 2015, 2016, 2017, 2018, 2019 and 2020 as a “Best Places to Work” by Pensions and Investments magazine. For more information, visit voyainvestments.com. Follow Voya Investment Management on Twitter @VoyaInvestments.

SHAREHOLDER INQUIRIES: Shareholder Services at (800) 992-0180; voyainvestments.com

Media Contact – Kris Kagel: 1-212-309-6568